Exhibit 99.1

Diversified Achieves Strong Final Year-End 2024 Results, Delivers on Capital Allocation Promises, and Introduces 2025 Combined Company Outlook

2024 Achievements Position Diversified on a Meaningful Path Forward as a Stronger and Larger Company

Executed Approximately $2 Billion of Acquisitions in an Advantageous Pricing Environment

Third year of Consistent Operating Costs Despite Broader Industry and Inflationary Pressures

Maverick Integration Anticipated to Provide Meaningful Financial and Operational Benefits to Drive Free Cash Flow Acceleration

Created a PDP Solution for Upstream Peers to Facilitate Operated Acquisitions with an Undeveloped Inventory Focus

BIRMINGHAM, Ala., March 17, 2025 (GLOBE NEWSWIRE) -- Diversiﬁed Energy Company PLC (LSE: DEC; NYSE: DEC) is pleased to announce its operational and final audited results for the year ended December 31, 2024.

Diversiﬁed remains a diﬀerentiated key player in acquiring and building a portfolio of assets through value-accretive transactions while simultaneously unlocking hidden value through its unique operational framework, strategic development partnerships, and growing adjacent business segments, including coal mine methane (CMM), energy marketing and well-retirement. By completing over $4.0 billion of acquisitions since its public listing in 2017, Diversiﬁed has built a large-scale integration and operating company that remains focused on delivering de-risked, reliable cash ﬂow for its shareholders. With the combination of maturing assets and M&A activity leading to growth-oriented E&P’s recycling capital through divestment, there remains an ample opportunity set for Diversiﬁed’s continued growth. Additionally, with most upstream acquisitions today focusing on increasing undeveloped inventory, Diversiﬁed provides a creative and actionable solution as the PDP purchasing partner for those E&P’s that only value inventory.

Only Publicly Traded Champion of the PDP Subsector with Unique Strategic Advantages

■	Large Operational Scale: Multiple geographies in core basins including Western Anadarko (largest producer), Permian, Appalachia, Barnett and Ark-La-Tex with commodity product diversification
■	Vertical Integration: In-house marketing, extensive midstream network, wholly-owned processing infrastructure, and a well retirement business segment
■
Leading Technology Platform: 100% cloud architecture, supporting well level data capture, information for actionable production optimization, and real-time monitoring which mitigates production downtime

■
Beneﬁcial Financing Solution: Demonstrated ability to access numerous capital solutions, including investment grade, low-cost Asset Backed Securities, commercial banking facilities and equity investment partners

■
Flexible Capital Allocation: shareholder returns-focused model prioritizing Free Cash Flow for systematic debt reduction, ﬁxed dividend payments, opportunistic share repurchases, and accretive acquisitions

■	Proven Process to Capture Synergies: established integration playbook and sophisticated corporate infrastructure provides considerable expense savings and unlocks sustainable value

Delivering Consistent and Reliable Results in 2024

■	Delivered average net daily production: 791 MMcfepd (132 MBoepd)
¤	December exit rate of 864 MMcfepd (144 MBoepd)
■	Year end 2024 reserves of 4.5 Tcfe (747 MMBoe; PV10 of $3.3 billion(b))
■	Total Revenue, inclusive of hedges of $946 million(e), net of $151 million in commodity cash hedge receipts that supplemented Total Revenue of $795 million
■	Operating Cash Flow of $346 million; Net loss of $87 million, inclusive of $141 million tax-effected, non-cash unsettled derivative fair value adjustments
■	Adjusted EBITDA of $472 million(c); Adjusted Free Cash Flow of $211 million(d)
¤	2024 Adjusted EBITDA Margin of 51% (c)
¤	2024 Adjusted Operating Cost per unit of $1.70/Mcfe ($10.22/Boe)

Achieving Expectations

■	Recommend a final quarterly dividend of $0.29 per share
■	Generated $49 million of cash proceeds through land sales and Coal Mine Methane Revenues
■	Retired over $200 million in debt principal through amortizing debt payments
■	Returned $105 million to shareholders, including $21 million in share buybacks(h)
■	Completed $585 million (gross) in strategic and bolt-on acquisitions during 2024
■	Retired 202 Diversified wells in Appalachia, marking third consecutive year to exceed 200 wells
■	OGMP Gold Standard and MSCI AA Rating for third and second consecutive year, respectively
■	Decreased Scope 1 methane intensity to 0.7 MT CO 2e per MMcfe, a 13% reduction from 2023

Powerful Step Forward

■	Closed transformative $1.3 billion acquisition of Maverick Natural Resources (“Maverick”)
¤	Largest Producer in the Western Anadarko Basin (WAB)
¤	Entry into the Permian basin
¤	Expecting to achieve over $50 million in annual synergies by year-end 2025
■	Closed the accretive bolt-on acquisition of assets from Summit Natural Resources
¤	Anticipate over 300% increase in cash flow from CMM environmental credit sales in the next 24 months
■	Developed a unique partnership to create an innovative, reliable, net-zero data center power solution
■
Enhancing free cash ﬂow growth in 2025 by advantageously added natural gas hedges (related to ABS & recent acquisitions) and planning approximately $40 million from the divestiture of undeveloped leasehold during the first half of 2025

CEO Rusty Hutson, Jr. commented:

“Our over 1,600 women and men of Diversiﬁed remain the driving force behind our strong operational and ﬁnancial performance in 2024. Whether it’s natural gas to power the technology of the future or the everyday needs of families and businesses across our operating region, Diversiﬁed provides the reliable and sustainable energy needed, and we continue to invest in growing our business while expanding our opportunity set of cash ﬂow generation through verticals in a variety of end markets.

We have built a Company that remains highly focused on long-term value creation through the growth of our platform and our ability to leverage vertical integration and scale to operate a structurally and dependably higher-margin business that delivers de-risked, consistent cash ﬂow. Our focused strategy, disciplined leadership team, sound operating practices, and the strong demand for natural gas provide us with momentum as we begin the year and the conﬁdence to achieve our full-year 2025 expectations while executing against our capital allocation strategy. We are starting the year in a position of strength as a bigger, better business, and there has never been a more exciting time for our Company and the energy industry. We feel privileged to be at the heart of the energy renaissance as the Right Company at the Right Time to help provide essential energy needs.”

Combined Company 2025 Outlook

Following the recently completed acquisition of Maverick, Diversiﬁed expects to realize signiﬁcant operational synergies associated with a larger, consolidated position in Oklahoma and the ability to improve the overall cost structure of the Maverick Natural Resources assets while continuing to prioritize returns and Free Cash Flow generation.

The following outlook incorporates a nine-month contribution from the recently acquired Maverick.

2025 Guidance
Total Production (Mmcfe/d)	1,050 to 1,100
% Liquids	~25%
% Natural Gas	~75%
Total Capital Expenditures (millions)	$165 to $185
Adj. EBITDA[1] (millions)	$825 to $875
Adj. Free Cash Flow[1] (millions)	~$420
Leverage Target	2.0x to 2.5x
Combined Company Synergies (millions)	>$50

1 Includes the value of anticipated cash proceeds for 2025 land sales

Posting of 2024 Annual Report and Notice of Annual General Meeting

Diversiﬁed has published to the Company’s website its 2024 Annual Report and Notice of AGM, along with the form of proxy for the AGM. These documents can be viewed or downloaded from Diversified’s website at https://ir.div.energy/financial-info.

The Company has also provided copies of these documents to the National Storage Mechanism that, in accordance with UK Listing Rule 6.4.1R, will be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Annual General Meeting Arrangements

The Company's AGM will be held on April 9, 2025 at 1:00pm BST (8:00am EDT) at the offices of FTI Consulting, 200 Aldersgate, Aldersgate Street, London EC1A 4HD.

Presentation and Webcast

DEC will host a conference call today at 12:30 pm GMT (8:30am EDT) to discuss these results. The conference call details are as follows:

U.S. (toll-free)	+ 1 877 836 0271
UK (toll-free)	+ 44 (0)800 756 3429
Webcast	https://ir.div.energy/news-events/ir-calendar-events
Replay Information	https://ir.div.energy/financial-info

A corporate presentation will be posted to the Company’s website before the conference call. The presentation can be found at https://ir.div.energy/presentations. Footnotes:

(a)
Corporate decline rate of ~10% calculated as the change in average daily production for the month of December 2023 (775 MMcfepd), adjusted for the impact of acquisitions and divestitures occurring during the 2024 calendar year, to the average daily production for the month of December 2024.

(b)	Based on the Company’s year-end PDP reserves and using 10-year NYMEX strip, as at December 31, 2024.
(c)
Adjusted EBITDA represents earnings before interest, taxes, depletion, and amortization, and includes adjustments for items that are not comparable period-over-period; As presented, Adjusted EBITDA includes the impact of the accounting basis for land sales; Adjusted EBITDA Margin represents Adjusted EBITDA (excluding the adjustment for the accounting basis on land sales) as a percent of Total Revenue, Inclusive of Settled Hedges; For purposes of comparability, Adjusted EBITDA Margin excludes Other Revenue of $16 million and Lease Operating Expense of $19 million in 2024 associated with Diversified’s wholly owned plugging subsidiary, Next LVL Energy. For more information, please refer to Non-IFRS Measures, below.

(d)
Free Cash Flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest; As used herein, Adjusted Free Cash Flow represents Free Cash Flow, plus cash proceeds from undeveloped acreage sales; For more information, please refer to Non-IFRS Measures, below.

(e)	Calculated as total revenue recorded for the period, inclusive of the impact of derivatives settled in cash. For more information, please refer to Non-IFRS Measures, below.
(f)	Calculated as the availability on the Company's Revolving Credit Facility ("SLL") and cash on hand (unrestricted)of December 31, 2024; Does not include the impact of Letters of Credit.
(g)
Net Debt-to-Adjusted EBITDA, or “Leverage” or “Leverage Ratio,” is measured as Net Debt divided by Pro Forma Adjusted EBITDA; Pro forma adjusted EBITDA includes adjustments for the year ended December 31, 2024 for the annualized impact of acquisitions completed during the year. Net Debt calculated as of December 31, 2024 and includes total debt as recognized on the balance sheet, less cash and restricted cash; Total debt includes the Company’s borrowings under the Company’s Revolving Credit Facility (“SLL”) and borrowings under or issuances of, as applicable, the Company’s subsidiaries’ securitization facilities. For more information, please refer to Non-IFRS Measures, below.

For Company-specific items, refer also to the Glossary of Terms and/or Alternative Performance Measures found in Diversified’s 2024 Annual Report

For further information, please contact:
Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversiﬁed is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Important Notices

This announcement may contain certain forward-looking statements, beliefs or opinions, with respect to the ﬁnancial condition, results of operations and business of the Company, and its wholly owned subsidiaries (“the Group”) following the Maverick Acquisition. These statements, which contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “will”, “seek”, “continue”, “aim”, “target”, “projected”, “plan”, “goal”, “achieve”, “outlook” and words of similar meaning, reﬂect the Company’s beliefs and expectations and are based on numerous assumptions regarding the Company’s present and future business strategies and the environment the Company and the Group will operate in and are subject to risks and uncertainties that may cause actual results to diﬀer materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company or the Group to be materially diﬀerent from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company’s or the Group’s ability to control or estimate precisely, such as future market conditions, currency ﬂuctuations, the behaviour of other market participants, the actions of regulators and other factors such as the Company’s or the Group’s ability to continue to obtain ﬁnancing to meet its liquidity needs, changes in the political, social and regulatory framework in which the Company or the Group operate or in economic or technological trends or conditions, and the Company’s or Group’s ability to realize expected beneﬁts of the Maverick acquisition. Past performance of the Company cannot be relied on as a guide to future performance. As a result, you are cautioned not to place undue reliance on such forward-looking statements. The list above is not exhaustive and there are other factors that may cause the Company’s or the Group’s actual results to diﬀer materially from the forward-looking statements contained in this announcement, including the risk factors described in the “Risk Factors” section in the Company’s Annual Report and Form 20-F for the year ended December 31, 2024, filed with the United States Securities and Exchange Commission .

Forward-looking statements speak only as of their date and neither the Company, nor the Group nor any of its respective directors, oﬃcers, employees, agents, aﬃliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this announcement may not occur. No statement in this announcement is intended as a proﬁt forecast or a proﬁt estimate and no statement in this announcement should be interpreted to mean that the ﬁnancial performance of the Company for the current or future ﬁnancial years would necessarily match or exceed the historical published for the Company.

The contents of this announcement are not to be construed as legal, business or tax advice. Each shareholder should consult its own legal adviser, ﬁnancial adviser or tax adviser for legal, financial or tax advice respectively.

Percentages in tables have been rounded and accordingly may not add up to 100 per cent. Certain ﬁnancial data have also been rounded. As a result of this rounding, the totals of data presented in this announcement may vary slightly from the actual arithmetic totals of such data.

Use of Non-IFRS Measures

Certain key operating metrics that are not deﬁned under IFRS (alternative performance measures) are included in this announcement. These non-IFRS measures are used by us to monitor the underlying business performance of the Company from period to period and to facilitate comparison with our peers. Since not all companies calculate these or other non-IFRS metrics in the same way, the manner in which we have chosen to calculate the non-IFRS metrics presented herein may not be compatible with similarly deﬁned terms used by other companies. The non-IFRS metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS. Certain of the key operating metrics are based on information derived from our regularly maintained records and accounting and operating systems.

Non-IFRS Disclosures Adjusted EBITDA
As used herein, EBITDA represents earnings before interest, taxes, depletion, depreciation, and amortization. Adjusted EBITDA further adjusts for items that are not comparable period-over-period, including accretion of asset retirement obligations, other (income) expense, loss on joint and working interest owners receivable, (gain) loss on bargain purchases, (gain) loss on fair value adjustments of unsettled ﬁnancial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and other similar items.

Adjusted EBITDA should not be considered in isolation or as a substitute for operating profit (loss), net income (loss), or cash flows provided by (used in) operating, investing, and ﬁnancing activities. However, we believe this measure is useful to investors in evaluating our ﬁnancial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business performance; (2) helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of our Credit Facility ﬁnancial covenants; and (4) is used by us as a performance measure in determining executive compensation. When evaluating this measure, we believe investors also commonly ﬁnd it useful to assess this metric as a percentage of our total revenue, inclusive of settled hedges, which we refer to as adjusted EBITDA margin.

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Net income (loss)	$(87,001)	$759,701	$(620,598)
Finance costs	137,643	134,166	100,799
Accretion of asset retirement obligations	30,868	26,926	27,569
Other (income) expense(a)	(1,257)	(385)	(269)
Income tax (benefit) expense	(136,951)	240,643	(178,904)
Depreciation, depletion and amortization	256,484	224,546	222,257
(Gain) loss on bargain purchases	—	—	(4,447)
(Gain) loss on fair value adjustments of unsettled financial instruments	189,030	(905,695)	861,457
(Gain) loss on natural gas and oil properties and equipment(b)	15,308	4,014	93
(Gain) loss on sale of equity interest	7,375	(18,440)	—
Unrealized (gain) loss on investment	4,013	(4,610)	—
Impairment of proved properties(c)	—	41,616	—
Costs associated with acquisitions	11,573	16,775	15,545
Other adjusting costs(d)	22,375	17,794	69,967
Loss on early retirement of debt	14,753	—	—
Non-cash equity compensation	8,286	6,494	8,051
(Gain) loss on foreign currency hedge	—	521	—
(Gain) loss on interest rate swap	(190)	2,722	1,434
Total adjustments	$559,310	$(212,913)	$1,123,552
Adjusted EBITDA	$472,309	$546,788	$502,954
Pro forma adjusted EBITDA(e)	$548,570	$553,252	$574,414

a.	Excludes $1 million in dividend distributions received for our investment in DP Lion Equity Holdco during the year ended December 31, 2024.
b.
Excludes $27 million, $24 million and $2 million in cash proceeds received for leasehold sales during the years ended December 31, 2024, 2023 and 2022, respectively, less $14 million and $4 million of basis in leasehold sales for the years ended December 31, 2024 and 2023, respectively.

c.	For the year ended December 31, 2023, the Group determined the carrying amounts of certain proved properties within two ﬁelds were not recoverable from future cash flows, and therefore, were impaired.
d.
Other adjusting costs for the year ended December 31, 2024, were primarily associated with legal and professional fees related to the U.S. listing, legal fees for certain litigation, and expenses associated with unused ﬁrm transportation agreements. For the year ended December 31, 2023, these costs were primarily related to legal and professional fees for the U.S. listing, legal fees for certain litigation, and expenses for unused ﬁrm transportation agreements. For the year ended December 31, 2022, these costs mainly included $28 million in contract terminations, which enabled the Group to secure more favorable future pricing, and $31 million in deal breakage and/or sourcing costs for acquisitions.

e.
Includes adjustments for the year ended December 31, 2024 for the Oaktree, Crescent Pass, and East Texas II acquisitions to pro forma their results for the full twelve months of operations. Similar adjustments were made for the year ended December 31, 2023 for the Tanos II Acquisition, as well as for the year ended December 31, 2022 for the East Texas I and ConocoPhillips acquisitions.

Total Revenue, Inclusive of Hedges and Adjusted EBITDA Margin

As used herein, total revenue, inclusive of settled hedges, accounts for the impact of derivatives settled in cash. We believe that total revenue, inclusive of settled hedges, is a useful measure because it enables investors to discern our realized revenue after adjusting for the settlement of derivative contracts.

As used herein, adjusted EBITDA margin is calculated as adjusted EBITDA expressed as a percentage of total revenue, inclusive of settled hedges. Adjusted EBITDA margin encompasses the direct operating costs and the portion of general and administrative costs required to produce each Mcfe. This metric includes operating expense, employee costs, administrative costs and professional services, and recurring allowance for credit losses, which cover both ﬁxed and variable costs components. We believe that adjusted EBITDA margin is a useful measure of our proﬁtability and eﬃciency, as well as our earnings quality, because it evaluates the Group on a more comparable basis period-over-period, especially given our frequent involvement in transactions that are not comparable between periods.

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Total revenue	$794,841	$868,263	$1,919,349
Net gain (loss) on commodity derivative instruments(a)	151,289	178,064	(895,802)
Total revenue, inclusive of settled hedges	$946,130	$1,046,327	$1,023,547
Adjusted EBITDA	$472,309	$546,788	$502,954
Adjusted EBITDA margin	50%	52%	49%
Adjusted EBITDA margin, excluding Next LVL Energy	51%	53%	50%

a.
Net gain (loss) on commodity derivative settlements represents the cash paid or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives, as well as the gain (loss) on fair value adjustments for unsettled ﬁnancial instruments for each of the periods presented.

Free Cash Flow

As used herein, free cash ﬂow represents net cash provided by operating activities, less expenditures on natural gas and oil properties and equipment, and cash paid for interest. We believe that free cash ﬂow is a useful indicator of our ability to generate cash that is available for activities beyond capital expenditures. The Directors believe that free cash ﬂow provides investors with an important perspective on the cash available to service debt obligations, make strategic acquisitions and investments, and pay dividends.

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Net cash provided by operating activities	$345,663	$410,132	$387,764
LESS: Expenditures on natural gas and oil properties and equipment	(52,100)	(74,252)	(86,079)
LESS: Cash paid for interest	(123,141)	(116,784)	(83,958)
Free cash flow	$170,422	$219,096	$217,727
Cash generated through divestitures of land	$40,986	$28,160	$2,472
Adjusted free cash flow	$211,408	$247,256	$220,199

 Net Debt and Net Debt-to-Adjusted EBITDA (“Leverage”)

As used herein, net debt represents total debt as recognized on the balance sheet, minus cash and restricted cash. Total debt includes borrowings under our Credit Facility and borrowings under, or issuances of, our subsidiaries’ securitization facilities. We believe net debt is a useful indicator of our leverage and capital structure.

As used herein, net debt-to-adjusted EBITDA, also referred to as “leverage” or the “leverage ratio,” is calculated by dividing net debt by adjusted EBITDA. We believe this metric is a crucial measure of our ﬁnancial liquidity and ﬂexibility, and it is also used in the calculation of a key metric in one of our Credit Facility financial covenants.

	As of
	December 31, 2024		December 31, 2023		December 31, 2022
Total debt(a)	$1,693,242		$1,276,627		$1,440,329
LESS: Cash	5,990		3,753		7,329
LESS: Restricted cash(b)	46,269		36,252		55,388
Net debt	$1,640,983		$1,236,622		$1,377,612

Adjusted EBITDA	$472,309,000		$546,788,000		$502,954,000
Pro forma adjusted EBITDA(c)	$548,570		$553,252		$574,414
Net debt-to-pro forma adjusted EBITDA(d)	2.9	x	2.2	x	2.4	x

a.	Includes adjustments for deferred financing costs and original issue discounts, consistent with presentation on the Statement of Financial Position.

b.
The increase of restricted cash as of December 31, 2024, is due to the addition of $21 million and $3 million in restricted cash for the ABS VIII Notes and ABS IX Notes, respectively, offset by $7 million and $9 million for the retirement of the ABS III Notes and ABS V Notes, respectively.

c.
Includes adjustments for the year ended December 31, 2024 for the Oaktree, Crescent Pass, and East Texas II acquisitions to pro forma their results for the full twelve months of operations. Similar adjustments were made for the year ended December 31, 2023 for the Tanos II Acquisition, as well as for the year ended December 31, 2022 for the East Texas I and ConocoPhillips acquisitions.

d.	Excludes long-term plant financing of $30 million for the year ended December 31, 2024.